1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated January 23, 2025

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Xinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

EXHIBIT INDEX

Exhibit	Description
99.1	Press release on 2025/01/23:	Chunghwa Telecom Reports Un-Audited Consolidated Operating Results for the Fourth Quarter and Full Year of 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 23, 2025
Chunghwa Telecom Co., Ltd.

By: /s/ Wen-Hsin Hsu
Name: Wen-Hsin Hsu
Title: Chief Financial Officer

EXHIBIT 99.1

Chunghwa Telecom Reports Un-Audited Consolidated Operating Results
for the Fourth Quarter and Full Year of 2024

TAIPEI, Taiwan, R.O.C. January 23, 2025 - Chunghwa Telecom Co., Ltd. (TAIEX: 2412, NYSE: CHT) (“Chunghwa” or “the Company”) today reported its un-audited operating results for the fourth quarter of 2024. All figures were prepared in accordance with Taiwan-International Financial Reporting Standards (“T-IFRSs”) on a consolidated basis.

(Comparisons throughout the press release, unless otherwise stated, are made with regard to the prior year period.)

Fourth Quarter 2024 Financial Highlights

•
Total revenue increased by 5.6% to NT$ 65.35 billion.
•
Consumer Business Group revenue increased by 2.2% to NT$ 37.33 billion.
•
Enterprise Business Group revenue increased by 10.2% to NT$ 23.96 billion.
•
International Business Group revenue decreased by 2.3% to NT$ 2.50 billion.
•
Total operating costs and expenses increased by 6.0% to NT$ 53.83 billion.
•
Operating income increased by 11.5% to NT$ 11.65 billion.
•
EBITDA increased by 5.9% to NT$ 21.59 billion.
•
Net income attributable to stockholders of the parent increased by 9.0% to NT$ 9.00 billion.
•
Basic earnings per share (EPS) was NT$1.16.
•
Revenue, operating income, income before tax, and EPS are all in line with our guidance.

Full Year 2024 Financial Highlights

•
Total revenue increased by 3.1% to NT$230.03 billion.
•
Consumer Business Group revenue increased by 2.1% to NT$ 139.98 billion.
•
Enterprise Business Group revenue increased by 3.3% to NT$ 75.40 billion.
•
International Business Group revenue increased by 8.0% to NT$ 9.92 billion.
•
Total operating costs and expenses increased by 4.0% to NT$ 183.27 billion.
•
Operating income increased by 1.1% to NT$ 46.88 billion.
•
EBITDA increased by 0.6% to NT$ 86.50 billion.
•
Net income attributable to stockholders of the parent increased by 0.8% to NT$ 37.21 billion.
•
Basic earnings per share (EPS) was NT$4.80.
•
Operating income, income before tax, and EPS all exceeded the high-end target of our full-year guidance.

“Chunghwa delivered an outperforming result in 2024, achieving a seven-year high in full-year revenue and surpassing the high-end of our profitability guidance,” stated Mr. Chih-Cheng Chien, Chairman and CEO of Chunghwa Telecom. “With a precise strategic focus, we delivered stable and healthy growth across all business segments during the quarter. We maintained our leading position in Taiwan’s mobile market with a 40.3% revenue share and a 37.9% subscriber share. Our 5G postpaid subscription growth continued to contribute to mobile monthly fee uplift and resulted in a 38.8% 5G subscriber market share in Taiwan. Additionally, our successful cross-tier upgrade promotion for fixed broadband services resulted in the doubled 1 Gbps subscriber net-adds as over 70% of the promotion adopters chose 300 Mbps and above, including the 1Gbps service offering.”

“Regarding our three business groups, the Consumer Business Group maintained its growth momentum in both revenue and profit, resulting from subscription increase and popularity of individual and home-centric services. Subscribers to our multiple-play packages increased by 57% year-over-year, while subscriptions to our video services reached a record high with a 15.2% year-over-year increase. Consumer cybersecurity also enjoyed a 22% subscriber increase year over year. Our Enterprise Business Group performed impressively, with a robust 24.1% year-over-year growth in ICT business revenue, mainly contributed by the growth in IDC, cloud, and cybersecurity revenue, increasing by 62%, 46%, and 56% year over year, respectively. For innovative achievement, in the fourth quarter, we successfully developed Taiwan’s first 5G unmanned vehicle solution for smart harbor inspections, capable of operating across land, sea, and sky. We expect to extend the solution to firefighting and coast patrolling-related projects. For international business, our International Business Group led our overseas subsidiaries to achieve remarkable success in 2024 by providing ICT solutions to high-tech companies and the PCB industry in Japan, the United States, and Southeast Asia,” said Mr. Rong-Shy Lin, President of Chunghwa Telecom.

“To monetize our technology capabilities, in the fourth quarter, we team up with NTT Corporation to showcase an ultra-low-latency immersive video program via IOWN APN, paving a new way for innovative virtual viewing solutions. Meanwhile, as the only telco in Taiwan capable of offering Open RAN testing, we successfully helped Taiwanese vendors go global and secure international funding. We also plan to roll out commercial services for OneWeb and SES by mid-2025 to boost satellite-related revenues,” added Mr. Lin.

“Our ESG efforts received global acknowledgment as we retained the position in the 2024 Dow Jones Sustainability World Index, won The Asset ESG Corporate Jade Award, and were named in Newsweek’s “World’s Most Trustworthy Companies 2024,” affirming our commitment to sustainability. Looking ahead to 2025, we are confident in maintaining our leading position across all key benchmarks in the industry,” Mr. Chien added.

Revenue

Chunghwa Telecom’s total revenues for the fourth quarter of 2024 increased by 5.6% to NT$ 65.35 billion.

Consumer Business Group’s revenue increased by 2.2% to NT$ 37.33 billion. Mobile service revenue of CBG +3.0% YoY due to 5G migration as well as continued growth of postpaid subscribers. Fixed broadband revenue increased by 2.8% YoY due to the successful speed upgrade strategy. In addition, sales revenue rose on year mainly due to better sales of smartphones. CBG’s income before tax for the fourth quarter of 2024 increased 0.77 billion year-over-year, primarily due to the strong performance of our core business and a one-time impairment loss recognized last year.

Enterprise Business Group’s revenue increased by 10.2% to NT$ 23.96 billion, primarily driven by a robust 24.1% year-over-year growth in ICT business revenue. In the fourth quarter, major growth drivers, such as IDC, cloud, and cybersecurity services, delivered strong revenue growth by 62%, 46% and 56%, respectively., fueled by both their projects and recurring revenues. However, despite the ongoing 5G migration and fixed broadband speed upgrades demand that continued to increase related service revenues, the decline of mobile voice revenue and fixed voice revenue remained to lead to a relatively flat year-over-year performance in our EBG’s core business, which further dragged down its income before tax as well on a year-over-year basis.

International Business Group’s revenue dipped slightly by 2.3% to NT$2.5 billion, mainly due to the decline in international voice revenue. However, as our robust IDC business grew and its demand continued to increase, IBG’s income before tax increased year-over-year.

Total revenue for the full year of 2024 increased by 3.1% to NT$230.03 billion, mainly due to continued strong performance in ICT, mobile, and broadband services.

Operating Costs and Expenses

Total operating costs and expenses for the fourth quarter of 2024 increased by 6.0% to NT$ 53.83 billion, mainly due to increasing cost of goods, ICT project cost driven by the growing ICT business, as well as the higher manpower cost, professional service fees and electricity expenses.

Total operating costs and expenses for 2024 increased by 4.0% to NT$ 183.27 billion.

Operating Income and Net Income

Income from operations for the fourth quarter of 2024 increased by 11.5% to NT$ 11.65 billion. The operating margin was 17.83%, as compared to 16.90% in the same period of 2023. Net income attributable to stockholders of the parent increased by 9.0% to NT$ 9.00 billion. Basic earnings per share was NT$1.16.

Income from operations for 2024 increased by 1.1% to NT$ 46.88 billion. The operating margin was 20.38%, compared to 20.77% for 2023. Net income attributable to stockholders of the parent increased by 0.8% to NT$ 37.21 billion. Basic earnings per share was NT$4.80.

Cash Flow and EBITDA

Cash flow from operating activities, as of December 31st, 2024, increased by 6.2% year over year to NT$ 79.17 billion.

Cash and cash equivalents, as of December 31st, 2024, increased by 7.3% to NT$ 36.28 billion as compared to that as of December 31st, 2023.

EBITDA for the fourth quarter of 2024 was NT$ 21.59 billion, increasing by 5.9% year over year.

EBITDA margin was 33.04%, as compared to 32.95% in the same period of 2023.

EBITDA for 2024 increased by 0.6 % to NT$ 86.50 billion, and EBITDA margin was 37.60%, compared to 38.53% for 2023.

Business Highlights

Mobile

As of December 31st, 2024, the number of mobile subscribers slightly decreased by 0.1% to 13.12 million. In the fourth quarter, total mobile service revenue increased by 1.7% year-over-year to NT$ 16.88 billion, while mobile post-paid ARPU excluding IoT SIMs decreased 0.7% year over year to NT$ 552.

Fixed Broadband/HiNet

As of December 31st, 2024, the number of broadband subscribers increased by 0.6% to 4.43 million. The number of HiNet broadband subscribers increased by 1.3% to 3.74 million. In the fourth quarter, total fixed broadband revenue grew 2.9% year over year to NT$ 11.45 billion, while ARPU increased 1.7% to NT$793.

Fixed line

As of December 31st, 2024, the number of fixed-line subscribers was 8.89 million.

(in NT$ billion)

	2024		2023		YoY%
	Oct.-Dec.	Jan.-Dec.	Oct.-Dec.	Jan.-Dec.	Oct.-Dec.	Jan.-Dec.
Revenue	65.35	230.03	61.87	223.20	5.6	3.1
Operating costs and expenses	53.83	183.27	50.78	176.21	6.0	4.0
Other income and expense (Note 1)	0.13	0.12	(0.64)	(0.64)	120.7	119.2
Operating income	11.65	46.88	10.45	46.35	11.5	1.1
Income before tax	11.94	47.76	10.44	46.99	14.4	1.6
Net income attributable to stockholders of the parent	9.00	37.21	8.26	36.92	9.0	0.8
EBITDA	21.59	86.50	20.39	86.01	5.9	0.6
EPS(NT$)	1.16	4.80	1.06	4.76	9.0	0.8

2025 Guidance

For 2025, the Company expects its total revenue to increase by NT$ 2.71~NT$3.71 billion, or 1.2%~1.6%, to NT$232.74~NT$233.74 billion as compared to the un-audited consolidated total revenue of 2024. Operating costs and expenses for 2025 are expected to increase by NT$4.31~NT$4.38 billion, or 2.4%, to NT$187.58~NT$187.65 billion as compared to the prior year. Income from operations is expected to decrease by NT$0.16~NT$1.58 billion, or-0.3%~3.4% to NT$45.30~NT$46.72 billion as compared to the prior year. Income before income tax, net income attributable to stockholders of the parent and earnings per share are expected to be NT$46.11~NT$47.88 billion, NT$35.84~NT$37.39 billion and NT$4.62~NT$4.82, respectively, representing a decrease of NT$1.65 to an increase of NT$0.12 billion, a decrease of NT$1.37 to an increase of NT$ 0.18 billion and a decrease of NT$0.18 to an increase NT$0.02 respectively, year over year.

Acquisition of Property, Plant and Equipment in 2025 is expected to increase by NT$3.37 billion to NT$32.36 billion as compared to the prior year, owing to the expansion of AI internet data center, new construction of submarine cable, the investments in 5G deployment to maintain a competitive edge, enhance the network resilience and security, and the elimination of energy-intensive equipment to realize ESG practices.

(NT$ billion except EPS)	2025(F)	2024 (un-audited)	change	YoY(%)
Revenue	232.74~233.74	230.03	2.71~3.71	1.2%~1.6%
Operating Costs and Expenses	187.58~187.65	183.27	4.31~4.38	2.4%
Other Income and Expense	0.13~0.63	0.12	0.01~0.51	8.6%~419.0%
Income from Operations	45.30~46.72	46.88	(1.58)~(0.16)	(3.4%)~(0.3%)
Non-operating Income	0.81~1.16	0.88	(0.07)~0.28	(8.0%)~31.8%
Income before Income Tax	46.11~47.88	47.76	(1.65)~0.12	(3.5%)~0.3%
Net Income Attributable to Stockholders of The Parent	35.84~37.39	37.21	(1.37)~0.18	(3.7%)~0.5%
EPS(NT$)	4.62~4.82	4.80	(0.18)~0.02	(3.8%)~0.4%
EBITDA	86.04~87.46	86.50	(0.46)~0.96	(0.5%)~1.1%
EBITDA Margin	37.0%~37.4%	37.6%	(0.6%)~(0.2%)
Acquisition of Material Assets	35.37	30.24	5.13	17.0%
Acquisition of Property, Plant and Equipment and Intangible Assets	32.36	28.99	3.37	11.6%
Others	3.01	1.25	1.76	140.8%
Disposal of Material Assets	-	0.02	(0.02)	(100%)

Note 1: "Other income and expenses" includes gains (losses) on disposal of property, plant and equipment (PP&E) and investment property, and impairment loss on PP&E and investment property.

Note 2: The calculation of growth rates is based on NT$ thousand.

Financial Statements

Financial statements and additional operational data can be found on the Company’s website at http://www.cht.com.tw/en/home/cht/investors/financials/quarterly-earnings

NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Chunghwa’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors including, but not limited to the risks outlined in Chunghwa’s filings with the U.S. Securities and Exchange Commission on Forms F-1, F-3, 6-K and 20-F, in each case as amended. The forward-looking statements in this press release reflect the current belief of Chunghwa as of the date of this press release and Chunghwa undertakes no obligation to update these forward-looking statements for events or circumstances that occur subsequent to such date, except as required under applicable law.

This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

NON-GAAP FINANCIAL MEASURES

To supplement the Company’s consolidated financial statements presented in accordance with International Financial Reporting Standards pursuant to the requirements of the Financial Supervisory Commission, or T-IFRSs, Chunghwa Telecom also provides EBITDA, which is a "non-GAAP financial measure”. EBITDA is defined as consolidated net income excluding (i) depreciation and amortization, (ii) certain financing costs, (iii) other expenses or income not related to the operation of the business, (iv) income tax, (v) (income) loss from discontinued operations.

In managing the Company’s business, Chunghwa Telecom relies on EBITDA as a means of assessing its operating performance because it excludes the effect of (i) depreciation and amortization, which represents a non-cash charge to earnings, (ii) certain financing costs, which are significantly affected by external factors, including interest rates, foreign currency exchange rates and inflation rates, which have little or no bearing on our operating performance, (iii) other expenses or income not related to the operation of the business, (iv) income tax, (v) (income) loss from discontinued operations.

CAUTIONS ON USE OF NON-GAAP FINANCIAL MEASURES

In addition to the consolidated financial results prepared under T-IFRSs, Chunghwa Telecom also provide non-GAAP financial measures, including “EBITDA”. The Company believes that the non-GAAP financial measures provide investors with another method for assessing its operating results in a manner that is focused on the performance of its ongoing operations.

Chunghwa Telecom’s management believes investors will benefit from greater transparency in referring to these non-GAAP financial measures when assessing the Company’s operating results, as well as when forecasting and analyzing future periods. However, the Company recognizes that:

•
these non-GAAP financial measures are limited in their usefulness and should be considered only as a supplement to the Company’s T-IFRSs financial measures;
•
these non-GAAP financial measures should not be considered in isolation from, or as a substitute for, the Company’s T-IFRSs financial measures;
•
these non-GAAP financial measures should not be considered to be superior to the Company’s T-IFRSs financial measures; and
•
these non-GAAP financial measures were not prepared in accordance with T-IFRSs and investors should not assume that the non-GAAP financial measures presented in this earnings release were prepared under a comprehensive set of rules or principle.

Further, these non-GAAP financial measures may be unique to Chunghwa Telecom, as they may be different from non-GAAP financial measures used by other companies. As such, this presentation of non-GAAP financial measures may not enhance the comparability of the Company’s results to the results of other companies. Readers are cautioned not to view non-GAAP results as a substitute for results under T-IFRSs, or as being comparable to results reported or forecasted by other companies.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) (“Chunghwa” or “the Company”) is Taiwan’s largest integrated telecommunications services company that provides fixed-line, mobile, broadband, and internet services. The Company also provides information and communication technology services to corporate customers with its big data, information security, cloud computing and IDC capabilities, and is expanding its business into innovative technology services such as IoT, AI, etc. Chunghwa has been actively and continuously implemented environmental, social and governance (ESG) initiatives with the goal to achieve sustainability and has won numerous international and domestic awards and recognitions for its ESG commitments and best practices. For more information, please visit our website at www.cht.com.tw

Contact: Angela Tsai

Phone: +886 2 2344 5488

Email: chtir@cht.com.tw